EXHIBIT 99.2

CHINA LINEN TEXTILE INDUSTRY, LTD.
NOMINATING COMMITTEE CHARTER

Composition

The Nominating Committee of China Linen Textile Industry, Ltd. (the “Committee”) shall be elected by the Board of Directors at the meeting of the Board of Directors following each annual meeting of stockholders and the members of the Committee shall serve until their successors shall be duly elected and qualified or until their earlier resignation or removal. Unless a Chair is elected by the full Board of Directors, the members of the Committee may designate a Chair by majority vote of the full Committee membership. Each Committee member shall be subject to annual reconfirmation and may be removed by the Board at any time.

The Board may appoint members to fill any vacancies that arise on the Committee during the year. The members of the Committee shall meet the definition of “independence” in the listing standards of the National Association of Securities Dealers.

Authority

The Committee is granted the authority to perform the duties enumerated in this Charter.

Responsibility

The Board delegates to the Committee responsibility to recommend to the Board changes in Board composition as more particularly provided for below.

Specific Duties

The Committee shall be responsible for the following:

•	make recommendations to the Board with respect to the size and composition of the Board;
•	make recommendations to the Board on the minimum qualifications and standards for director nominees and the selection criteria for the Board members, and
•	review the qualifications of potential candidates for the Board;
•	make recommendations to the Board on nominees to be elected at the Annual Meeting of Stockholders; and
•
seek and identify a qualified director nominee, in the event that a director vacancy occurs, to be recommended to the Board for either appointment by the Board to serve the remainder of the term of a director position that is vacant or election at the Annual Meeting of the Stockholders.

Meetings

The Committee shall meet at such times as any Member of the Committee shall designate. A majority of the members of the Committee shall constitute a quorum for the transaction of business. As necessary or desirable, Member of the Committee may request that certain members of management be present at meetings of the Committee.

Reports And Minutes

The Committee shall report to the Board as to actions of the Committee and shall make recommendations to the Board as the Committee deems appropriate. The Committee shall keep minutes for each meeting. The Committee Chairman shall review and approve the Committee minutes, and they shall be filed with the Corporate Secretary for retention with the records of the Company.